UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

POTBELLY CORPORATION
(Name of Subject Company (issuer))
HERO SUB INC.
(Offeror)
a wholly owned subsidiary of
RACETRAC, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share
(Title of Class of Securities)
73754Y100
(CUSIP Number of Class of Securities)

Joseph Akers
Chief Legal Officer
RaceTrac, Inc.
200 Galleria Parkway SE, Suite 900
Atlanta, GA 30339
Telephone: (770) 431-7600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
W. Benjamin Barkley
David M. Eaton
Kilpatrick Townsend & Stockton LLP
1100 Peachtree St. NE, 2800
Atlanta, GA 30309
(404) 815-6500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party tender offer subject to Rule 14d-1.

☐
Going-private transaction subject to Rule 13e-3.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Hero Sub Inc., a Delaware corporation (“Purchaser”), and RaceTrac, Inc., a Georgia corporation (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Potbelly Corporation, a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $17.12 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 23, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of September 9, 2025, by and among the Company, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
ITEM 1.
SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.
SUBJECT COMPANY INFORMATION.

(a)   The subject company and the issuer of the securities subject to the Offer is Potbelly Corporation. Its principal executive office is located at 500 W Madison St. Suite 1000, Chicago, Illinois 60661 and its telephone number is (312) 951-0600.
(b)   This Schedule TO relates to the Shares. According to the Company, as of the close of business on September 9, 2025, there were (i) 30,254,705 Shares issued and outstanding; (ii) 1,237,345 Shares issuable pursuant to restricted stock units granted pursuant to the Company’s 2019 Long-Term Incentive Plan (the “Plan”); (iii) 1,077,662 Shares issuable pursuant to performance-based restricted stock units and market stock units granted pursuant to the Plan; (iv) 47,572 Shares issuable pursuant to outstanding stock options; and (v) 727,891 Shares issuable pursuant to outstanding warrants.
(c)   The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
ITEM 3.
IDENTITY AND BACKGROUND OF FILING PERSON.

(a) – (c) The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. The information set forth in Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties” and Schedule I of the Offer to Purchase is incorporated herein by reference.
ITEM 4.
TERMS OF THE TRANSACTION.

(a)   The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5.
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 7 — “Certain Information Concerning the Company,” Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 10 —  “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.
ITEM 6.
PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1) – (7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 — “Price Range of Shares; Dividends,” Section 11 — “The

Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Section 13 — “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
ITEM 8.
INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.
ITEM 9.
PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)   The information set forth in Section 3 — “Procedures for Tendering Shares,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.
FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because:
(a)
the consideration offered consists solely of cash;

(b)
the Offer is not subject to any financing condition; and

(c)
the Offer is for all outstanding securities of the subject class.

ITEM 11.
ADDITIONAL INFORMATION.

(a)   The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company,” Section 13 — “Certain Effects of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.
EXHIBITS.

Exhibit No.
(a)(1)(A)*	Offer to Purchase, dated September 23, 2025.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of Summary Advertisement, as published in The New York Times on September 23, 2025.
(d)(1)	Agreement and Plan of Merger, dated as of September 9, 2025, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 10, 2025).
(d)(2)*	Confidentiality Agreement, dated March 18, 2025, by and between the Company and Parent.
(d)(3)	Tender and Support Agreement, dated as of September 9, 2025, by and among Parent, Purchaser, the Company and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 10, 2025).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

ITEM 13.
INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 23, 2025
RACETRAC, INC.
By:
/s/ Joseph Akers

Joseph Akers
Chief Legal Officer
HERO SUB INC.
By:
/s/ Joseph Akers

Joseph Akers
Secretary